May 14, 2018

VIA EDGAR

Jay Williamson

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Flat Rock Opportunity Fund

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2

Filed April 4, 2018

File Nos. 333-223112 and 811-23328

Dear Mr. Williamson and Ms. Miller:

On behalf of Flat Rock Opportunity Fund (the “Fund”), please find transmitted herewith for filing the Fund’s response to verbal comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) issued on April 27, 2018 with respect to the above-captioned filing. References to page numbers (other than in headings taken from the Commission’s comments) are to pages of Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Commission on April 4, 2018 and prospectus (the “Prospectus”) and Statement of Additional Information (the “Statement of Additional Information”) included therein. We respond to the specific comments of the Staff as follows:

Legal Comments

1.	We note your response to the Staff’s previous Comment 2 regarding inclusion of market CLO market data in the Prospectus, including data as early as 2007. Your belief that the data is relevant and useful and that the data reviewed by management and disclosure included in the Prospectus are not misleading. Given the passage of time and changes in the marketplace, the data presented has the potential to mislead investors. Please remove the data or more fully explain to the Staff the relevance of the data used, why it was selected, and why the presentation of it in the current Prospectus does not have the potential to mislead investors about the current state of the market or your performance.

Response: The Fund respectfully notes that it has previously provided the Staff with copies of the reports cited in the Prospectus. In addition, the Fund also revised its disclosure to include cautionary language regarding the historical data that appears in the Prospectus.

The Fund identified the key metrics that it believes are important to an investor’s understanding of the CLO market and the Senior Secured Loan market, which include distribution rates, default rates, loan-to-value ratios and recovery rates of the underlying loans. The data included in the Prospectus is based on independent research information prepared by reputable financial institutions that have a deep understanding of the CLO market. The Fund believes that while the CLO asset class continues to mature, CLOs today are not materially different in their structure than in past decades. For instance, many CLOs originated in 2006-2007 remain outstanding today or have matured recently. Arguably, these are some of the most current examples of true returns achieved over a life-cycle of a CLO.

Phone: 202.408.5153 | www.mmmlaw.com

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Jay Williamson

Megan Miller

U.S. Securities and Exchange Commission

May 14, 2018

Performance of CLOs during varying economic cycles, particularly during economic downturns, provide a more comprehensive view of the risk associated with investments in CLOs. In some instances, the Fund has included data that references the economic downturn that began in 2007. The Fund believes that it is important for investors to understand how the CLOs in which the Fund intends to invest were impacted by and performed during such market conditions. Management believes that the Fund’s investments will be made across business cycles with varying credit conditions year-to-year and, therefore, providing historical data further helps an investor to understand how CLO returns may be impacted under different market conditions. For example, historical information regarding distribution rates over a long period of time will alert investors that distribution rates fluctuate over time and different economic cycles and investors should not assume that recent distribution rates will stay constant over time. Similarly, default rates for periods dating back to 1999 provide information to investors about how default rates change over business cycles and changed market environment.

Notwithstanding the above, the Fund has reviewed its disclosure and removed certain charts and data in response to the Staff and, in other cases, added disclosure in an effort to better support the data contained in the Prospectus.

2.	We note your response to the Staff’s prior Comment 5. We are unable to locate your disclosure. Please tell us where and how you revised the disclosure in response to this comment.

Response: The Fund has included the following disclosure on pages 1 and 17 of the Prospectus in response to the Staff’s comment:

Even if we are successful in locating and investing in CLOs that are diversified by industry and borrower, we will be subject to the risks associated with CLOs and the underlying Senior Secured Loans, including risks related to leveraged credit, default, prepayment and volatility. See “Risk Factors—Risks Related to Our Investments.”

Jay Williamson

Megan Miller

U.S. Securities and Exchange Commission

May 14, 2018

3.	We note your response to the Staff’s prior Comment 21. We note you added disclosure regarding the loan-to-value ratios, in response to the Staff’s comment, but the disclosure did not address other leverage metrics or provide narrative disclosure about trends in covenant quality during the period covered by your data. Please revise the disclosure or explain why you did not.

Response: As stated in its response to Comment 1 above, the Fund identified the key metrics that it believes are important to an investor’s understanding of the CLO market and the Senior Secured Loan market and provided independent data from reputable sources to provide support for such metrics. While there may be additional metrics for investors to consider, the Fund does not believe such metrics materially impact the disclosures contained in the Prospectus or impact the ability of the Fund to achieve its investment objective. For example, the Fund chose to include information regarding loan-to-value (“LTV”) ratios, because LTV is a relative and not an absolute measure. If, for example, the Fund presented information regarding debt/EBITDA ratios, another metric that can be used to evaluate credit risk, investors will not be able to distinguish the leverage risk among different CLOs with the same levels of leverage. For instance, if two CLOs have equity/EBITDA multiple of 20x and 6x, respectively and leverage is 5 times Debt/EBITDA, an investor reviewing a LTV ratio for each CLO will be able to determine that the CLO with 6x multiple of equity/EBIDTA may have greater risk since it has an LTV of approximately 85%, than the CLO with a 20x multiple of equity/EBIDTA that has an LTV of approximately 25%. In addition, multiples such as debt/EBITDA vary by “sector.” Traditionally, paper and packaging sectors, for example, have lower multiples when compared to high-multiples sectors such as technology. Thus, investor looking at average debt/EBITDA multiples will not be able to distinguish the leverage risk of CLOs with identical leverage levels.

Therefore, while the Fund considered leverage metrics other than LTV, it concluded that LTV provides the most relevant information for investors with respect to leverage ratios.

4.	We disagree with your response to the Staff’s prior Comment 31. Please revise or explain to us how your response addresses the issues raised in our previous comment.

Response: The Fund has added disclosure to page 53 of the Prospectus in response to the Staff’s comment.

5.	We note your response to the Staff’s prior Comment 36. We continue to believe the Fund’s disclosure conflicts with Section 8(b)(1) of the Investment Company Act of 1940. Also, we do not believe it is consistent with Section 13(a) of the Investment Company Act of 1940 to categorically exclude asset-backed securities from counting these as an industry or group of industries, because these securities can expose investors to risks common to one industry. Please revise the description in the Statement of Additional Information to conform to this comment or revise your fundamental policies.

Response: The Fund has revised its list of fundamental policies on pages S-2 - S-3 of the SAI to address the Staff’s comment.

6.	We note your response to the Staff’s prior Comment 37. Item 9.3 of form N-2 requires you to “identify each person who, as of a specified date no more than 30 days prior to the date of filing the registration statement (or amendment to it), controls the Registrant.” Please revise your disclosure accordingly.

Response: The Fund has revised its disclosure on page 57 to address the Staff’s comment.

Jay Williamson

Megan Miller

U.S. Securities and Exchange Commission

May 14, 2018

7.	We are unable to locate your response to the Staff’s prior Comment 38. Please tell us where and how you have responded.

Response: The Fund has revised its disclosure on page 52 to remove the reference to “research services” as such term is not included in the Investment Advisory Agreement. The disclosure on page 52 has further been conformed to the disclosure found on page S-19 of the SAI.

Prospectus Summary, Cashflow Transactions, page 3

8.	Please clarify what you mean by the statement that “the performance of cashflow CLOs is less sensitive than the performance of a market value CLO to the market volatility of the Senior Secured Loans owned by the CLO.” In this respect it is unclear what performance means and what sources are used to determine it.

Response: The Fund has reviewed its disclosure and removed the sentence referenced in the Staff’s comment.

9.	We refer to the fourth bullet point on page 4 under the heading “Investment Opportunity.” It appears that there should be a date following “The CLO equity classes of all U.S. CLOs have delivered over 22% annual average cash yields since January 2003 and”. Please revise or advise.

Response: The Fund has reviewed and revised its disclosure under this bullet point.

Overview of the Loan Market—Loan-to-value, page 22

10.	Please confirm the continued accuracy of the statement that a Senior Secured Loan lender can negotiate tighter loan covenants and explain relative to what.

Response: The Fund has removed the word “tighter” previously found on page 22 of the Prospectus. The Fund advises the Staff that the intent of the disclosure is to note that senior lenders are the primary drivers of the terms of a financing transaction and that senior loans tend to have more covenants. As revised, the Fund believes that the disclosure is accurate and germane.

Investment Advisory Agreement

11.	Please explain to us how Section 2(b)(xvi) and 2(c) of your Investment Advisory Agreement are consistent with one another.

Response: The Fund hereby confirms that the Fund bears all costs and expenses listed in Section (2)(b) of the Fund’s Investment Advisory Agreement subject to the limitation on reimbursement of our Adviser under Section 2(c). In order to improve clarity, the Fund has deleted Section 2(b)(xvi) of the Investment Advisory Agreement.

Jay Williamson

Megan Miller

U.S. Securities and Exchange Commission

May 14, 2018

Accounting Comments

Fees and Fund Expenses Table, page 11

12.	We note you have not included an “incentive fee” line item. Please explain why you have not done so or add a line item, even if no incentive fees will be included in the table.

Response: The Fund has revised the “Fees and Fund Expenses” table to include a line item for “incentive fees.”

13.	Please provide the calculations supporting the 1.92% of other expenses in footnote 5.

Response: The Fund used the following calculation:

Net Assets = $25,000,000

Leverage = $6,250,000

Other expenses = $600,000

[Other Expenses/(Net Assets + Leverage)]*100

= [$600,000/($25,000,000 + 6,250,000]*100

= 1.92%

Example, page 12

14.	These amounts should be shown to the nearest dollar per general instruction No. 3 to Form N-2. Also, please confirm that your expense example reflects the incentive and management fees, to the extent appropriate.

Response: The Fund has revised the “Example” as requested by the Staff. In addition, the Fund hereby confirms that the values listed in the “Example” include management and incentive fees, to the extent appropriate.

*     *     *     *

Please do not hesitate to contact the undersigned at (202) 216-4812 if you have any additional questions.

Sincerely Yours,

Morris, Manning & Martin, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc:	Robert K. Grunewald

Richard A. Petrocelli